FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                             No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	January 28, 2020	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Deputy Corporate Secretary and General Counsel

2

Item 1

Celebrating 100 years

NEWS RELEASE

CN announces new normal course issuer bid for share repurchase and 7 per cent dividend increase

MONTREAL, January 28, 2020 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved the repurchase of its shares under a new normal course issuer bid (Bid) and approved a 7 per cent increase in the 2020 dividend on the Company’s common shares outstanding.

The Bid permits CN to purchase, for cancellation, over a 12-month period up to 16 million common shares, representing 2.70 per cent of the 593,521,565 common shares issued and outstanding of the Company not held by insiders on January 20, 2020. On that date, 713,505,561 CN common shares were issued and outstanding.

The Bid — starting on February 1, 2020, and ending no later than January 31, 2021 — will be conducted through a combination of discretionary transactions and automatic repurchase plans at market prices prevailing at the time of purchase, through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations. Purchases may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory approval and on such terms and at such times as shall be permitted by applicable laws.

Ghislain Houle, CN executive vice-president and chief financial officer, said: “Confident in CN’s strong ability to generate free cash flow over the business cycle, we are maintaining our track record of consistent dividend growth and are continuing to return excess capital through share repurchases.”

The decisions regarding the timing and size of future purchases of common shares under the Bid are subject to management’s discretion and are based on a variety of factors, including market conditions. The new Bid was approved by the Toronto Stock Exchange (TSX) today. TSX rules permit CN to purchase daily, through TSX facilities, a maximum of 267,296 common shares under the Bid.

CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company’s funds.

CN’s current normal course issuer bid announced in January 2019 for the purchase of up to 22 million common shares expires on January 31, 2020. As at the close of trading on January 20, 2020, CN had repurchased 13,633,746 common shares at a weighted-average price of C$120.07 per share, excluding brokerage fees, returning C$1,637 million to its shareholders. Purchases were made on the open market. CN will continue purchasing shares under this normal course issuer bid until January 31, 2020.

CN’s Board of Directors also approved a first-quarter 2020 dividend on the Company’s common shares outstanding. A quarterly dividend of fifty-seven and a half cents (C$0.5750) per common share will be paid on March 31, 2020, to shareholders of record at the close of business on March 10, 2020.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements relating to potential purchases of common shares for cancellation under a normal course issuer bid. By their nature, forward-looking statements involve risks, uncertainties and assumptions, and are subject to the discretion of CN’s Board of Directors in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investors
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations, CN	Investor Relations, CN
514-399-7956	514-399-0052